[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
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October 2, 2020

Via EDGAR and Electronic Delivery

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-1090	FOIA Confidential Treatment Requested Under 17 C.F.R §200.83

Attention:	Vanessa Robertson
Lynn Dicker
J. Nolan McWilliams
Justin Dobbie

Re:	Aligos Therapeutics, Inc.
Registration Statement on Form S-1
Filed on September 25, 2020
File No. 333-249077

Ladies and Gentlemen:

On behalf of Aligos Therapeutics, Inc. (the “Company”), set forth below is information in response to comment number 6 contained in the letter to the Company dated September 22, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on August 25, 2020 and, as subsequently revised, was publicly filed by the Company on September 25, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1001

October 2, 2020

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and use of estimates—Stock-based compensation” and “—Determination of fair value of common stock” (the “MD&A”) and appears on pages 106 through 109 of the Registration Statement.

The Company confirms to the Staff that no price range has yet been provided in the preliminary prospectus included in the Registration Statement. However, the Company has authorized us to inform the Staff supplementally that, based on consultations with the lead underwriters, input received from testing-the-waters meetings, and considerations of the current market conditions, if the marketing of the initial public offering (the “IPO”) were to commence today, the Company’s present view is that the estimated offering range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”). The share numbers, Preliminary IPO Price Range, exercise prices and fair values do not take into account a reverse stock split that the Company intends to implement in connection with the IPO.

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but that the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the IPO, which is expected to occur shortly before the printing of the preliminary prospectus for the IPO. Therefore, the Preliminary IPO Price Range is subject to further change as a result of various factors, including market conditions and subsequent developments with respect to the Company’s business. Upon completion of this valuation process, the Company will narrow the indicative price range to establish a bona fide offering price range not to be greater than $[***] between the low end of the range and the top end of the range.

To assist the Staff in its evaluation of the Company’s accounting for stock-based compensation, the Company has provided the analysis as set forth below.

DETERMINATION OF FAIR VALUE OF COMMON STOCK

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Company’s Board of Directors (the “Board”) with input from management. Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board, with input from management, has determined the fair value of the common stock by considering a number of objective and subjective factors, including independent third-party valuations as of October 11, 2018, December 24, 2019 and June 30, 2020. The Board gave consideration to expected material grants of common stock options in determining when to obtain independent third-party valuations.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1002

October 2, 2020

As described in greater detail in the MD&A, these valuations have utilized combinations of (i) the option-pricing method (“OPM”) and (ii) the probability-weighted expected return method (“PWERM”) for determining the fair value of the Company’s common stock. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the company’s total stockholders’ equity. In particular, total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class of equity. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, discounted for a lack of marketability.

For the October 2018 Valuation (as defined below), the Company utilized the OPM for determining the fair value of the Company’s common stock. For the December 2019 Valuation (as defined below), the Company utilized a hybrid approach of the OPM and the PWERM, an accepted valuation approach under the Practice Guide, for determining the fair value of the Company’s common stock (the “Hybrid Method”). The Hybrid Method is a PWERM where the equity value in one or more of the scenarios is calculated using an OPM. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, based on the Company’s likelihood of achieving certain milestones set forth in the Series B Preferred Stock Purchase Agreement, dated December 23, 2019, between the Company and the investors party thereto (the “Series B Purchase Agreement”). For the June 30, 2020 Valuation (as defined below), the Company utilized the PWERM approach for determining the fair value of the Company’s common stock.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company also estimated the fair value of its common stock for financial reporting purposes. For purposes of this determination with respect to the Company’s stock option grants on June 26, 2020, the Company assumed that the fair value of the common stock increased to the valuation following the applicable grant. A combination of Company-specific factors, including a decision to begin preparations for a potential IPO, more certainty around the Company’s business and progress toward milestones under the Series B Purchase Agreement as well as external market factors, led to the decision to use the June 30, 2020 Valuation when determining the fair value of the underlying common stock for financial reporting purposes.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1003

October 2, 2020

GRANTS OF COMMON STOCK OPTIONS SINCE JANUARY 1, 2019

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2019, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date for financial reporting purposes.

Grant Date	Number of Shares Underlying Stock Options Granted	Per Share Exercise Price	Estimated Fair Value per Share for Financial Reporting Purposes
April 26, 2019	[***]	$[***]	$[***]
May 14, 2019	[***]	$[***]	$[***]
July 9, 2019	[***]	$[***]	$[***]
August 13, 2019	[***]	$[***]	$[***]
September 10, 2019	[***]	$[***]	$[***]
September 17, 2019	[***]	$[***]	$[***]
February 20, 2020	[***]	$[***]	$[***]
March 10, 2020	[***]	$[***]	$[***]
May 12, 2020	[***]	$[***]	$[***]
June 10, 2020	[***]	$[***]	$[***]
June 26, 2020	[***]	$[***]	$[***] (a)

(a)

Fair value determined for financial reporting purposes, assuming that the fair value of the Company’s common stock increased on June 26, 2020 to the fair value of its common stock as determined pursuant to the June 30, 2020 Valuation, which was $$[***] per share.

VALUATIONS AND OPTION GRANTS SINCE JANUARY 1, 2019

October 11, 2018 Valuation and April 26, 2019, May 14, 2019, July 9, 2019, August 13, 2019, September 10, 2019 and September 17, 2019 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of October 11, 2018 to be $[***] per share (the “October 2018 Valuation”).

For the October 2018 Valuation, the Company utilized the OPM to determine the total implied enterprise value. The Company specifically utilized the backsolve method. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the October 2018 Valuation, the backsolve method reflected the Company’s Series A Convertible Preferred Stock financing.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1004

October 2, 2020

The implied enterprise value derived in the October 2018 Valuation was then adjusted based on a change in market conditions that occurred between the financing date and the valuation date. The Company then employed the OPM to allocate the total stockholders’ equity value to the various classes of the Company’s stockholders based on their respective claims on a series of call options with strike prices at various value levels depending on the rights and preferences of each class.

In applying the OPM to the 2019 awards referenced above, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the Company’s common stock of $[***] per share, on a minority, marketable basis. In determining the estimated fair value of the common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Because the common stock represented a non-marketable equity interest in a private enterprise, a discount for lack of marketability (“DLOM”) of [***]% was applied to the estimated fair value of the common stock on a marketable basis, resulting in an estimated fair value of the common stock of $[***] per share on a minority, non-marketable basis. The DLOM was estimated based on consideration of a differential put analysis in which the discount is estimated based on the difference between the protective put discount that would be estimated for the preferred stock and the discount that would be estimated for the common stock.

In connection with the grants of stock options made on April 26, 2019, May 14, 2019, July 9, 2019, August 13, 2019, September 10, 2019 and September 17, 2019, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of October 11, 2018 and other objective and subjective factors described on page 107 of the Registration Statement. During the period from the October 2018 Valuation to each of the grants in 2019 ending with the grant on September 17, 2019, the Board concluded that there had not been a material change to the fair value of the Company’s common stock. During this period, the Company continued to progress in its research and development efforts, but no event or events occurred during this period that caused the Board to conclude that there had been a material change to the fair value of the Company’s common stock.

December 24, 2019 Valuation and February 20, 2020, March 10, 2020, May 12, 2020, June 10, 2020 and June 26, 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of December 24, 2019 to be $[***] per share (the “December 2019 Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1005

October 2, 2020

For the December 2019 Valuation, the Company employed the Hybrid Method to compute the probability-weighted value of the common stock across three scenarios based on the Company’s Series B convertible preferred stock financing, for which the Series B Purchase Agreement provided for a second closing if the Company met certain milestones before March 31, 2021 (the “Series B Milestones”). The Series B Milestones in the Series B Purchase Agreement are described as follows:

•

receipt of permission to proceed under an Investigational New Drug application submitted to the U.S. Food and Drug Administration or approval of the clinical trial application by a comparable foreign regulatory agency having jurisdiction (the “CTA Approval”) with respect to the Company’s HBV STOPs program; and

•	the CTA Approval with respect to the Company’s HBV CAM program.

For the application of the Hybrid Method, the Company anticipated three potential future events (collectively, the “December 2019 Scenarios”):

(i)	Series B Milestones are achieved and the Series B-2 financing occurs (“Scenario 1”);

(ii)	Series B Milestones are not achieved and the Series B-2 financing occurs (“Scenario 2”); and

(iii)	Series B Milestones are not achieved and the Series B-2 financing does not occur (“Scenario 3”).

In applying the OPM for Scenario 1, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock of $[***] per share, on a minority, marketable basis. In applying the OPM for Scenario 2, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock of $[***] per share, on a minority, marketable basis. In applying the OPM for Scenario 3, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock of $[***] per share, on a minority, marketable basis. A DLOM of [***]% was applied in each of the December 2019 Scenarios. The DLOM was estimated based on consideration of both a protective put analysis, as well as the Finnerty Method. Applying the estimated probabilities of [***]% to Scenario 1 and [***]% to each of Scenario 2 and 3, respectively, the Company estimated that the fair value of common stock as of December 24, 2019 was $[***] per share on a minority, non-marketable basis.

The following table sets forth the results of the Hybrid Method analysis used to determine the estimated value per share of the Company’s common stock in the December 2019 Valuation:

	Scenario 1	Scenario 2	Scenario 3
Estimated fair value of common stock on a minority, marketable basis	$[***]	$[***]	$[***]
DLOM	[***]%	[***]%	[***]%
Estimated fair value per share on a minority, non-marketable basis	$[***]	$[***]	$[***]
Probability weighting	[***]%	[***]%	[***]%
Probability-weighted fair value per share	$[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1006

October 2, 2020

In connection with the grants of stock options made on February 20, 2020, March 10, 2020, May 12, 2020, June 10, 2020 and June 26, 2020, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of December 24, 2019 and other objective and subjective factors described on page 107 of the Registration Statement.

June 30, 2020 Valuation and June 26, 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of June 30, 2020 to be $[***] per share (the “June 30, 2020 Valuation”).

For the June 30, 2020 Valuation, the Company employed the PWERM to compute the probability-weighted value of the common stock across five scenarios. The Company anticipated five potential future events (collectively, the “June 30, 2020 Scenarios”):

(i)	an IPO by [***] (the “IPO (Early) Scenario”);

(ii)	an IPO by [***] (the “IPO (Early 2) Scenario”);

(iii)	an IPO by [***] (the “IPO (Late) Scenario”);

(iv)	a private merger by [***] (the “M&A Scenario”); and

(v)	the Company continuing to remain privately held (the “Stay Private Scenario”).

The Company weighted the aggregate probability of the IPO (Early) Scenario at [***]%, the IPO (Early 2) Scenario at [***]%, the IPO (Late) Scenario at [***]%, the M&A Scenario at [***]% and the Stay Private Scenario at [***]%. The Company believes that the June 30, 2020 Scenarios used in the June 30, 2020 Valuation and the probability weighting of each such event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board and management.

A DLOM of [***]% was applied in the IPO (Early) Scenario, a DLOM of [***]% was applied in the IPO (Early 2) Scenario, a DLOM of [***]% was applied in the IPO (Late) Scenario, a DLOM of [***]% was applied in the M&A Scenario and a DLOM of [***]% was applied in the Stay Private Scenario. In each case, the DLOM was estimated based on consideration of both a protective put analysis, as well as the Finnerty Method. Applying the estimated probabilities of [***]% to the IPO (Early) Scenario, [***]% to the IPO (Early 2) Scenario, [***]% to the IPO (Late) Scenario, [***]% to the M&A Scenario and [***]% to the Stay Private Scenario, the Company estimated that the fair value of common stock as of June 30, 2020 was $[***] per share on a minority, non-marketable basis.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1007

October 2, 2020

The following table sets forth the results of the PWERM analysis used to determine the estimated value per share of the Company’s common stock in the June 30, 2020 Valuation:

	IPO (Early)	IPO (Early 2)	IPO (Late)	M&A	Stay Private
Estimated fair value of common stock on a minority, marketable basis	$[***]	$[***]	$[***]	$[***]	$[***]
DLOM	[***]%	[***]%	[***]%	[***]%	[***]%
Estimated fair value per share on a minority, non-marketable basis	$[***]	$[***]	$[***]	$[***]	$[***]
Probability weighting	[***]%	[***]%	[***]%	[***]%	[***]%
Probability-weighted fair value per share	$[***]

In preparation of the Company’s condensed consolidated financial statements for the six months ended June 30, 2020, the Company evaluated whether or not, in retrospect, the grant date fair value of the common stock on June 26, 2020 based on the December 2019 Valuation was appropriate. Taking into consideration the June 30, 2020 Valuation among other factors, the Company reassessed the grant date fair value of the Company’s common stock on June 26, 2020 and for financial reporting purposes, the Company determined the grant date fair value of its common stock for the June 26, 2020 grants was $[***] per share.

DISCUSSION OF PRELIMINARY IPO PRICE RANGE

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1008

October 2, 2020

•	the progress by the Company in its nonclinical and clinical development programs;

•	the achievement by the Company of the Series B Milestones set forth in the Series B Purchase Agreement;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the midpoint of the Preliminary IPO Price Range of approximately $[***] per share (the “Midpoint Price”) and the fair value of the Company’s common stock as determined by the June 30, 2020 Valuation is primarily attributable to the fact that the Company made important progress in its research and development programs and achieved the Series B Milestones under the Series B Purchase Agreement. In addition, the Company respectfully submits that the difference between the Midpoint Price and the fair value of the Company’s common stock as determined by the June 30, 2020 Valuation is also attributable to the fact that the methodology in the June 30, 2020 Valuation incorporated multiple probability-weighted scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to account for lack of marketability. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock during the fourth quarter of 2020. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability. Additionally, the Midpoint Price assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for purposes of the Midpoint Price, compared to the June 30, 2020 Valuation, which included the effect of preferences for the Company’s convertible preferred stock in relation to the allocations of value.

The Company believes that the remaining difference between the Midpoint Price and fair value of the Company’s common stock as determined by the June 30, 2020 Valuation is attributable to the fact that the valuation report prepared by the Company’s third-party valuation

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-1009

October 2, 2020

specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently completed public offerings and the evaluations of those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the lead underwriters.

CONCLUSION

In conclusion, the Company respectfully submits that the differences between the Midpoint Price, the exercise price at which it most recently granted stock options, the June 30, 2020 Valuation and the prior valuations are reasonable in light of all of the considerations outlined above. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-10010

October 2, 2020

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-3043 or by e-mail at mark.roeder@lw.com.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Lesley Ann Calhoun, Aligos Therapeutics, Inc.
Lucinda Quan, Aligos Therapeutics, Inc.
John Williams, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aligos Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ALIGOS THERAPEUTICS, INC. ALGS-10011